

MAIL STOP 7010

October 5, 2006

David A. Zuege
President and Chief Executive Officer
The Oilgear Company
2300 South 51st Street
Milwaukee, Wisconsin 53219

RE: Preliminary Proxy Statement on Schedule 14A
File No. 01859
Filed September 7, 2006
Annual Report on Form 10-K for the Year Ended December 31, 2005

Dear Mr. Zuege:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the year ended December 31, 2005

Item 9A. Controls and Procedures, page 51

1. In future filings, please specify the control weaknesses that resulted in the conclusion that your disclosure controls and procedures are not adequate or effective and the problems detailed in the second paragraph of this section. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

2. In future filings, please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

3. In future filings, please disclose if and when you communicated these material weaknesses to the audit committee.

<p align="center">Preliminary Proxy on Schedule 14A</p>

4. Throughout your proxy statement, you provide that certain statements "qualified in their entirety by reference" to documents that you attach to your proxy statement. Please explain to us the purpose of these qualifications. For example, is there material information in these documents that you do not disclose in your proxy statement? Alternatively, please delete these statements as unnecessary and potentially confusing to shareholders. Refer to pages 11, 20, 41, 44, and 52.

Letter to Shareholders of The Oilgear Company

5. Please revise your descriptions of the merger to describe the transaction in clear, plain English. Please simply state that Mason Wells Buyout Fund II, L.P. will acquire you through a merger and you will cease to be a public company.

6. Because this letter to shareholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards' recommendation, disclose with equal prominence that board members will directly benefit from the merger.

Summary Term Sheet, page 1

7. In the second paragraph, please refer to Mason Wells Buyout Fund II and Lincoln Acquisition Corp. using abbreviated names rather than defined terms. For example, you might use "Mason Wells" and "Lincoln."

8. Please disclose the anticipated aggregate amount of consideration that Mason Wells will pay for outstanding shares of common stock.

Solicitation of Proxies, page 11

9. Please confirm your understanding that all written soliciting materials, including emails, faxes or scripts to be used in soliciting proxies over the telephone or in person, must be filed under cover of Schedule 14A.

10. We note that you may retain a proxy solicitation firm to aid in the solicitation of proxies. Please note that if such a firm is retained you must disclose the material features of your contract with that firm. Please refer to Item 4(a)(3) of Schedule 14A.

Summary of the Merger Agreement, page 1
Expense Reimbursements and Termination Fee, page 2

11. Please quantify and disclose the termination fee as well as the required expense reimbursement. We note your disclosure on page 18 that the Merger Agreement could impose significant termination fees and expense reimbursement obligations.

Interests of Oilgear's Directors and Executive Officers in the Merger, page 5

12. Quantify in dollars the aggregate amount of compensatory payments and all other benefits that directors and executive officers will receive as a result of the transaction. Provide this information on an individual and group basis.

The Merger
Background, page 11

13. Please disclose what aspects of your historical performance and future prospects led you to consider entering into strategic alternatives, including the sale of your company.

14. Please disclose the type of transaction one of Oilgear's competitors proposed in March 2005.

15. Please clarify whether the Board or Cleary Gull identified the three companies to target as a purchaser. We note your disclosure on page 11 that the Board was focusing on "select companies already in the fluid power industry."

16. Please disclose why the Board initially focused on only three companies and whether there were other industry leaders considered and discarded. We note that at least one was not approached for fear of "damaging effect." Briefly describe this effect.

17. Please disclose the difference between the terms "financial purchasers" and "strategic purchasers."

18. Please describe in more detail the results of the calls made on and shortly after March 11, 2005 to Strategic Purchasers A, B and C. For instance, were other transactions discussed?

19. Please describe the synergies that Strategic Purchaser A informed you it did not believe could be realized by a transaction with you. We note your disclosure that

20. We note that you had contacts with two other financial purchasers during April and May 2006, one of which submitted an initial indication of interest at the lower end of the price range of the other prospective purchasers. Please disclose the outcome of the contact with this other financial purchaser.

21. Please clarify the statement in the fifth paragraph on page 13 that all of the indications of interest from the other potential purchasers were substantially below $15.25 per share in light

of the first sentence in this paragraph that affiliates of "Purchaser submitted an indication of interest to Oilgear's Board of Directors, indicating a price range of $16.50 to $17.50 per Oilgear share."

22. We note your disclosure that Purchaser indicated to you a lower price on August 7, 2006 "based on its supplemental due diligence investigations." Please revise to provide more detail concerning the specific matters at issue that resulted in this lower purchase price.

23. We note that Oilgear's counsel contacted several investment banks about their willingness and availability to provide an independent fairness opinion. Briefly disclose the results of those contacts and state why Stout Risius Ross, Inc. ("SRR") was ultimately chosen.

24. In the last paragraph on page 15, please revise to describe the "various other matters" discussed on August 23, 2006.

Reasons for the Merger, page 16

25. We note your disclosure in the second to last paragraph on page 18 concerning the Board's awareness of conflicts of interest. Please explain in more detail how the board resolved these potential conflicts of interest.

26. We note the statement on page 18 that the list factors considered by the board are not exhaustive. Please disclose all material factors considered by the board as well as the conclusions drawn by the board as to the benefits or detriments of each factor.

Financial Fairness Advisor — Stout Risius Ross, Inc. and its Fairness Opinion, page 20

27. Please disclose, if true, that no updated opinion will be obtained. We note that SRR does not have any obligation to update, revise, or reaffirm its opinion.

28. Please submit for staff review all material prepared by SRR and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.

29. In the first sentence above the bullet points on page 20, please describe the other things reviewed and considered or otherwise delete the reference.

30. Please disclose any limitations or instruction the financial fairness adviser received regarding the rendering of its opinion. Please refer to Item 1015(b)(6) of Regulation M-A.

31. We note your statement on page 21 that SRR received financial projections from you. Please provide us supplementally with copies of these projections and all other financial information you prepared for SRR.

Discounted Cash Flow Method, page 22

32. Please disclose why Oilgear's management was unable to provide SRR and the Board with financial forecast beyond the current year.

33. Please briefly discuss the types of financial models upon which SRR based its discounted cash flow analysis.

Guideline Company Method, page 22

34. Please provide more detail about how SRR selected the companies used in its Guideline Company Method. We note that these companies were chosen because they were public and in similar industries. Also, disclose whether any companies meeting these criteria were excluded from the analyses.

Miscellaneous, page 26

35. Please briefly describe in more detail the qualifications of SRR as required by Item 1015(b)(2) of Regulation M-A. Did the board consider other financial advisors and, if so, why did it select SRR to act as its financial advisor?

36. Please describe any material relationship between you and SRR and its affiliates in the past two years as well as the compensation paid to SRR during this time period. Please refer to Item 1015(b)(4) of Regulation M-A.

Directors and Officers of the Surviving Corporation, page 32

37. Please disclose in your summary and on page 32 the identity of those who will be the directors and officers of the company after the merger. We note your disclosure on page 32 that the directors of Purchaser immediately prior to the merger will be the initial directors of the company.

Representations and Warranties, page 40

38. We note your statement in the first two paragraphs of this section that the representations and warranties contained in the merger agreement were made to, *and solely for the benefit of*, each party to the agreement and the statement that one should not rely upon the descriptions of the representations and warranties in this proxy statement or the actual representations and warranties contained in the merger agreement as characterizations of the actual state of facts. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise accordingly.

39. We note your statement that the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or

may not be fully reflected in Oilgear's public disclosures. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Amendment and Waiver, page 47

40. Briefly describe the facts under which you may waive the conditions to the merger and any circumstances under which you would re-solicit shareholders' votes.

Proxy Card

41. Please revise the voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for the solicitation of additional proxies.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Craig Slivka at (202) 551-3729 or in his absence Lesli Sheppard at (202) 551-3708 with any questions.

Sincerely,

Assistant Director
Pamela A. Long

CC: Douglas J. Tucker, Esq.
       Fax (414) 978-8744